Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS	4
SIGNIFICANT SUBSEQUENT EVENTS	6
MINING OPERATIONS	7
SUMMARY OF SELECTED QUARTERLY INFORMATION	14
RESULTS OF OPERATIONS	17
OUTLOOK	20
LIQUIDITY AND CAPITAL RESOURCES	21
TRANSACTIONS WITH RELATED PARTIES	22
CRITICAL ACCOUNTING ESTIMATES	22
CHANGES IN ACCOUNTING POLICIES	23
FINANCIAL INSTRUMENTS	23
SECURITIES OUTSTANDING	23
NON-IFRS MEASURES	23
INTERNAL CONTROLS OVER FINANCIAL REPORTING	29
DISCLOSURE CONTROLS AND PROCEDURES	29
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	29
CAUTIONARY NOTE TO US INVESTORS	31

GREAT PANTHER SILVER LIMITED	Page 2
Management’s Discussion & Analysis

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three-month period ended March 31, 2017 and the notes related thereto, which are prepared in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as well as the annual audited consolidated financial statements for the year ended December 31, 2016, which are in accordance with IFRS, the related annual MD&A, and the annual Form 40–F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at May 2, 2017, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”), unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

Any references to “cash cost” in this MD&A should be understood to mean cash cost per payable silver ounce, net of by-product revenue (“cash cost”). This MD&A also makes reference to cash cost per silver equivalent ounce (“cash cost per Ag eq oz”), EBITDA, adjusted EBITDA, mine operating earnings before non-cash items, all-in sustaining cost per payable silver ounce (“AISC”) and all-in sustaining cost per silver equivalent ounce (“AISC per Ag eq oz”). These are all considered non-IFRS measures. Please refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

Some tables contained in this MD&A may not sum exactly, due to rounding.

PROFILE AND STRATEGY

Great Panther Silver Limited is a primary silver mining and precious metals producer and exploration company listed on the Toronto Stock Exchange (the “TSX”) trading under the symbol GPR, and on the NYSE MKT LLC (the “NYSE MKT”) trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (or “Topia”), and the Guanajuato Mine Complex (the “GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (or “San Ignacio”), and the Cata processing plant. The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 kilometres north-west of Mexico City, and approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces concentrates containing silver, gold, lead and zinc and earns revenue from custom milling of third-party ore at its processing facility.

On December 19, 2016, the Company entered into an agreement to acquire a 100% interest in the Coricancha Mine Complex (the “CMC”) in Peru. The CMC is a gold-silver-copper-lead-zinc mine located in the central Andes of Peru, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. The CMC has a permitted and operational 600 tonne per day processing facility along with supporting mining infrastructure. The Company expects the acquisition to close during the second quarter of 2017.

The Company’s exploration properties include the El Horcón, Santa Rosa and Plomo projects in Mexico; and the Argosy project in Canada. The El Horcón project is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located approximately 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in Northwestern Ontario, Canada.

In addition, the Company continues to evaluate additional mining opportunities in the Americas.

GREAT PANTHER SILVER LIMITED	Page 3
Management’s Discussion & Analysis

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q1 2017	Q1 2016	Change	Q4 2016	Change
OPERATING RESULTS
Tonnes milled (excluding custom milling)	82,656	88,683	-7%	92,869	-11%
Ag eq oz produced[1]	730,186	1,009,828	-28%	883,772	-17%
Silver ounce production	366,435	539,472	-32%	460,571	-20%
Gold ounce production	5,178	5,599	-8%	5,206	-1%
Payable silver ounces	344,995	478,098	-28%	488,428	-29%
Ag eq oz sold	680,984	846,313	-20%	883,348	-23%
Cost per tonne milled[2]	$88	$95	-7%	$86	2%
Cash cost[2]	$3.54	$4.20	-16%	$5.83	-39%
Cash cost per Ag eq oz2	$10.99	$10.49	5%	$10.48	5%
AISC[2]	$19.55	$9.25	111%	$16.44	19%
AISC per Ag eq oz2	$19.10	$13.35	43%	$16.35	17%

(in 000’s, unless otherwise noted)	Q1 2017	Q1 2016	Change	Q4 2016	Change
FINANCIAL RESULTS
Revenue	$12,371	$14,139	-13%	$12,515	-1%
Mine operating earnings before non-cash items[2]	$5,445	$5,935	-8%	$4,476	22%
Mine operating earnings	$4,662	$4,710	-1%	$2,411	93%
Net income (loss)	$3,040	$(3,418)	189%	$(1,498)	303%
Adjusted EBITDA[2]	$2,134	$2,860	-25%	$1,376	55%
Operating cash flows before changes in non-cash net working capital	$894	$3,065	-71%	$1,119	-20%
Cash and short-term deposits at end of period	$53,158	$13,010	309%	$56,662	-6%
Net working capital at end of period	$69,281	$27,224	154%	$66,560	4%
Average realized silver price per oz3	$19.33	$16.19	19%	$14.99	29%
Earnings (loss) per share – basic and diluted	$0.02	$(0.02)	200%	$(0.01)	300%

Highlights of the first quarter 2017 compared to first quarter 2016, unless otherwise noted:

•	Topia milling operations were suspended for the duration of the first quarter of 2017 to facilitate planned plant upgrades and the transition to new tailings handling and storage facilities; as at the date of this MD&A, the final permit for the new tailings handling and storage facility remains outstanding and subject to some uncertainty;

•	Metal production decreased 28% to 730,186 Ag eq oz;

[1]	Silver equivalent ounces are referred to throughout this document. For 2017, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2016, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver price is prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED	Page 4
Management’s Discussion & Analysis

•	Silver production decreased 32% to 366,435 silver ounces;

•	Gold production decreased 8% to 5,178 ounces;

•	Cash cost decreased 16% to $3.54;

•	Cash cost per Ag eq oz increased 5% to $10.99;

•	AISC increased by $10.30 to $19.55;

•	Revenues decreased 13% to $12.4 million;

•	Mine operating earnings before non-cash items were $5.4 million, a decrease of 8%;

•	Adjusted EBITDA was $2.1 million compared to $2.9 million;

•	Net income totaled $3.0 million, compared to a net loss of $3.4 million;

•	Cash flow from operating activities before changes in non-cash net working capital was $0.9 million, compared to $3.1 million;

•	Cash and short-term deposits decreased to $53.2 million at March 31, 2017 from $56.7 million at December 31, 2016; and

•	Net working capital increased to $69.3 million at March 31, 2017 from $66.6 million at December 31, 2016.

Highlights compared to fourth quarter 2016:

•	Topia milling operations suspended for duration of first quarter of 2017, compared to only the month of December 2016;

•	Metal production decreased 17% to 730,186 Ag eq oz;

•	Silver production decreased 20% to 366,435 silver ounces;

•	Gold production decreased 1% to 5,178 ounces;

•	Cash cost decreased 39% to $3.54;

•	Cash cost per Ag eq oz increased 5% to $10.99;

•	AISC increased 19% to $19.55;

•	Revenues decreased 1% to $12.4 million;

•	Mine operating earnings before non-cash items were $5.4 million, an increase of 22%;

•	Net income totaled $3.0 million, compared to a net loss of $1.5 million;

•	Adjusted EBITDA was $2.1 million compared to $1.4 million;

•	Cash flow from operating activities before changes in non-cash net working capital was $0.9 million, compared to $1.1 million.

GREAT PANTHER SILVER LIMITED	Page 5
Management’s Discussion & Analysis

SIGNIFICANT EVENTS

On April 5, 2017, the Company announced that Mr. Robert Archer, President and CEO, would be stepping down during 2017 and that the Board of Directors (the “Board”) had retained a globally-recognized recruitment firm to find a successor who can maximize the Company’s growth strategy over the next five to seven years. The Board has also formed a CEO Succession and Transition Committee (the “Special Committee”) comprised of John Jennings (Chair of the Special Committee), Bob Garnett and Jim Mullin.

The Company also announced on April 5, 2017, the appointment of Mr. Samuel Mah, P.Eng., to the position of Vice President Corporate Development. Mr. Mah has more than 20 years’ experience in the mining industry and was most recently the Senior Director Project Evaluations for Silver Wheaton Corp., where he played a key role in conducting the technical appraisal and due diligence reviews for over 300 projects and mines spread across 43 countries.

On April 11, 2017, the Company announced that it had commenced commissioning of the processing plant at the Topia Mine, which had been halted since early December 2016 to facilitate plant upgrades and the transition to a new tailings handling facility. Most the project has been completed, below budgeted cost. Mining operations continued through-out the suspension of milling operations, with ore stockpiled for processing during the balance of 2017. To recommission the new and refurbished milling operations, the Company is making temporary use of the old Phase I tailings storage facility (“TSF”). However, the Company was not able to satisfy one condition required by the permitting authority (SEMARNAT). Although SEMARNAT has not formally denied the permit application as at the date of this MD&A, there is significant risk that the grant of the permit will be delayed and possibly denied, which may affect the Company’s ability to continue the commissioning of operations and production at Topia and the Company’s overall production guidance for 2017.

On April 13, 2017, the Company announced the appointment of Ms. Elise Rees, FCPA, FCA, ICD.D to the Company’s Board. Ms. Rees has 35 years’ experience in professional accountancy, acquisitions, mergers and corporate restructurings. Ms. Rees also serves on the boards of Enmax Corporation, EasyPark, Westland Insurance, as well as the Greater Vancouver Board of Trade. None of these entities are publicly traded.

GREAT PANTHER SILVER LIMITED	Page 6
Management’s Discussion & Analysis

MINING OPERATIONS

Consolidated operations

	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
Tonnes mined[1]	92,058	98,867	94,310	100,219	84,725	94,804	96,770	84,979
Tonnes milled	82,656	92,869	95,282	99,905	88,683	94,874	93,730	87,476
Custom milling (tonnes)	-	1,202	1,197	1,199	1,527	1,583	1,346	1,560
Total tonnes milled	82,656	94,071	96,479	101,104	90,210	96,457	95,076	89,036
Production
Silver (ounces)	366,435	460,571	510,491	536,726	539,472	553,189	586,918	648,810
Gold (ounces)	5,178	5,206	5,423	6,010	5,599	5,637	6,079	5,322
Lead (tonnes)	-	213	248	290	282	278	341	300
Zinc (tonnes)	-	315	324	433	424	425	493	491
Ag eq oz	730,186	883,772	953,632	1,037,728	1,009,828	1,002,584	1,080,296	1,088,355
Sales
Payable silver ounces	344,995	488,428	442,277	601,449	478,098	502,170	545,787	607,898
Ag eq oz sold	680,984	883,348	864,605	1,148,467	846,313	921,710	931,198	1,022,727
Cost Metrics
Cost per tonne milled	$88	$86	$86	$86	$95	$97	$96	$109
Cash cost	$3.54	$5.83	$3.30	$1.72	$4.20	$8.14	$6.50	$6.63
Cash cost per Ag eq oz	$10.99	$10.48	$10.99	$9.67	$10.49	$11.32	$10.47	$11.25
AISC	$19.55	$16.44	$11.97	$7.19	$9.25	$15.10	$13.08	$12.54
AISC per Ag eq oz	$19.10	$16.35	$15.43	$12.54	$13.35	$15.07	$14.32	$14.76

1 Excludes purchased ore.

GREAT PANTHER SILVER LIMITED	Page 7
Management’s Discussion & Analysis

During the first quarter of 2017, production results were impacted by the planned suspension of milling operations at Topia from early December 2016 to early April 2017. The suspension was necessary to facilitate the construction of the Topia tailings filtration plant, the execution of plant upgrades and the transition to a new tailings handling facility (the “Topia Project”). Mining operations continued at Topia and ore was stockpiled for future processing. However, consolidated ore processed decreased by only 7% compared to the first quarter of 2016, and by 11% compared to the prior quarter. The decrease in Topia’s throughput during the first quarter of 2017, was partly offset by a 12% increase in tonnes milled at the GMC.

GREAT PANTHER SILVER LIMITED	Page 8
Management’s Discussion & Analysis

Metal production decreased 28% relative to the first quarter of 2016. The decrease in production was primarily attributable to the temporary shutdown in milling operations at Topia, as well as lower silver and gold grades at the GMC.

The Company continued its trend of reductions in cash cost (on a payable silver ounce basis) from prior year levels. However, due to the capital investments associated with the Topia Project which represented sustaining capital expenditures, AISC for the first quarter of 2017 increased over the same quarter in 2016 and over the fourth quarter of 2016.

Cash cost was $3.54 for the first quarter of 2017, a 16% decrease compared to the first quarter of 2016. The decrease in cash cost was predominantly due to the absence of sales from the higher-cost Topia operation during the first quarter of 2017. Cash cost also benefited from a further depreciation in the Mexican peso (“MXN”) relative to the USD which had the impact of reducing cash operating cost in USD terms.

Cash cost decreased 39% relative to the fourth quarter of 2016, primarily due to the absence of sales from the higher-cost Topia operation during the first quarter of 2017, combined with an increase in gold by-product credits on a payable ounce basis as a result of an increase in gold prices.

Cash cost per Ag eq oz was $10.99 for the first quarter of 2017, a 5% increase over the first quarter of 2016. The increase in cash cost per Ag eq oz was predominantly the result of 20% lower sales volumes which had the effect of increasing fixed production cost on a per-unit basis. This was partly offset by the impact of favourable exchange rates as the USD strengthened compared to the MXN. Cash cost per Ag eq oz increased compared to the first quarter of 2016, whereas cash cost decreased. The divergence is due to the computation of cash cost which can be more significantly impacted by a change in by-product revenue. In the case of cash cost for the first quarter of 2017, it benefited from higher by-product credits on a payable ounce basis compared to the first quarter of 2016.

Similarly, cash cost per Ag eq oz during the first quarter of 2017 was 5% higher than in the fourth quarter of 2016 due to 23% lower sales volumes. This was partly offset by the impact of favourable exchange rates as the average USD further strengthened compared to the average MXN.

GREAT PANTHER SILVER LIMITED	Page 9
Management’s Discussion & Analysis

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost and cash cost per Ag eq oz reported for the same period due to differences between production and sales volumes. Furthermore, the determination of cash cost per Ag eq oz differs from the determination of cash cost. Refer to Non-IFRS Measures for a detailed reconciliation of cash cost and of cash cost per Ag eq oz.

AISC for the first quarter of 2017 increased by $10.30 to $19.55, compared to the first quarter of 2016. The increase was primarily due to the increase in capital expenditures associated with the Topia Project. In addition, the lower payable silver ounces that resulted from the suspension of processing at Topia had the impact of increasing sustaining capital expenditures on a per payable silver ounce basis. Furthermore, the Company incurred higher sustaining exploration, evaluation and development expenses (“EE&D”), as well as general and administrative (“G&A”) expenses. These factors were partly offset by the reduction in cash cost described above.

Compared to the fourth quarter of 2016, AISC increased from $16.44 to $19.55 primarily due to the lower payable silver ounces, which had the impact of increasing sustaining costs on a per-unit basis. In addition, capital expenditure associated with the Topia Project, as well as sustaining mine development expenditures increased over the fourth quarter of 2016. These factors were partly offset by the reduction in cash cost described above.

AISC per Ag eq oz for the first quarter of 2017 was $19.10, a 43% increase compared to the first quarter of 2016. This was mainly attributable to the higher sustaining capital expenditures, EE&D and G&A described above, as well as the impact of the 20% lower sales volumes and the 5% higher cash cost per Ag eq oz described above.

Compared to the fourth quarter of 2016, AISC per Ag eq oz increased from $16.35 to $19.10, due to the 23% lower sales volumes, the increase in the Company’s sustaining capital expenditure and mine development expenditures, as well as the increase in cash cost per Ag eq oz.

The Company is maintaining its current cash-cost and AISC guidance for the year. Refer to the Outlook section for more information.

Guanajuato Mine Complex

	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
Tonnes milled	82,456	81,518	81,602	84,134	73,649	79,651	77,136	71,131
Production
Silver (ounces)	364,995	347,415	383,598	366,943	375,273	394,655	413,084	482,551
Gold (ounces)	5,177	5,071	5,306	5,817	5,433	5,496	5,908	5,173
Ag eq oz	727,372	702,351	755,008	774,160	755,555	751,927	797,119	818,841
Sales
Payable silver ounces	344,128	359,947	335,817	450,167	331,764	349,661	387,860	460,956
Ag eq oz sold	680,560	684,864	708,366	927,800	633,537	695,071	689,926	798,308
Average ore grades
Silver (g/t)	155	149	164	159	179	175	188	233
Gold (g/t)	2.30	2.25	2.36	2.52	2.58	2.39	2.64	2.49
Metal recoveries
Silver	88.8%	88.7%	88.9%	85.3%	88.5%	87.9%	88.5%	90.5%
Gold	85.0%	85.9%	85.8%	85.2%	89.0%	89.7%	90.2%	91.0%
Cost metrics
Cost per tonne milled	$83	$77	$76	$76	$83	$89	$86	$100
Cash cost	$2.48	$4.27	$0.15	$(1.19)	$0.61	$6.54	$4.47	$4.88
Cash cost per Ag eq oz	$10.41	$9.51	$10.05	$8.97	$9.56	$10.86	$9.71	$10.50
AISC	$7.59	$10.88	$5.58	$2.22	$2.72	$10.53	$9.87	$8.93
AISC per Ag eq oz	$13.00	$12.98	$12.62	$10.62	$10.66	$12.81	$12.74	$12.84

GREAT PANTHER SILVER LIMITED	Page 10
Management’s Discussion & Analysis

The GMC processed 82,456 tonnes during the first quarter of 2017, 12% more than during the first quarter of 2016. The throughput during the first quarter of 2017 increased relative to prior quarters to make up for lower head grades and recoveries. The increase also reflects the intermittent suspension of mining activities that occurred in the first quarter of 2016.

Metal production (in Ag eq oz terms) at the GMC decreased 4% compared to the first quarter of 2016. The decrease reflects the impact of lower silver and gold grades, as well as lower gold recoveries. Compared to the fourth quarter of 2016 metal production increased 4%, as throughput increased by 1% and both silver and gold grades improved.

The GMC’s cash cost of $2.48 in the first quarter of 2017 represented a $1.87 per payable silver ounce increase compared to the first quarter of 2016. This was primarily a result of higher MXN unit production costs associated with the lower-grade ore tonnes milled. This factor was partly offset by the impact of the strengthening of the USD relative to the MXN, which reduced MXN production costs in USD terms, as well as higher by-product credits due to an increase in gold ounces sold and higher realized gold prices. In addition, the GMC benefitted from lower smelting and refining charges on a per-unit basis.

Cash cost decreased 42% relative to the fourth quarter of 2016, primarily due to an increase in gold by-product credits on a payable ounce basis because of an increase in gold prices and gold ounces sold.

The higher MXN unit production costs associated with the lower-grade ore tonnes milled were also the primary factor accounting for the 9% increase in cash cost per Ag eq oz compared to the first quarter of 2016. Similarly, the higher MXN unit cost resulted in a 10% increase in cash cost per Ag eq oz compared to the fourth quarter of 2016.

AISC for the first quarter of 2017 increased by 179% to $7.59, compared to the first quarter of 2016. The increase was primarily due to the impact of higher cash cost as described above and higher sustaining EE&D and capital expenditures.

Compared to the fourth quarter of 2016, AISC decreased 30% from $10.88 primarily due to the lower cash cost as described above and lower sustaining EE&D and capital expenditures.

Similarly, the increase in cash cost per Ag eq oz and higher sustaining EE&D and capital expenditures were the primary factors resulting in the 22% increase in AISC per Ag eq oz for the first quarter of 2017 compared to the first quarter of 2016.

GREAT PANTHER SILVER LIMITED	Page 11
Management’s Discussion & Analysis

The first quarter 2017 AISC per Ag eq oz of $13.00 was similar to the fourth quarter 2016 AISC per Ag eq oz of $12.98.

GMC Development

A total of 2,932 metres of development were completed at the GMC during the first quarter of 2017, compared to 1,476 metres of development in the first quarter of 2016. The majority of mine development during the quarter was focused on the San Ignacio Mine.

The Company’s first quarter 2017 drill program at the GMC included 2,999 metres of underground drilling which was focused on Guanajuatito, with the objective of improving the resource definition in this area. In addition, surface and underground drilling at San Ignacio of 3,124 metres and 1,152 metres, respectively, was focused on expanding the resource through step-out drilling along strike of the current mine workings.

In February 2016, CONAGUA required that the Company make formal applications for permits associated with the occupation and construction of the TSF at the GMC. Following the February meeting, the Company filed its applications. After the Company filed the applications, CONAGUA carried out an inspection of the TSF and requested further technical information. The compilation, submission, and CONAGUA’s review of such information, has been ongoing since the initial CONAGUA request, and is expected to extend into the third quarter of 2017. The Company believes its current tailings footprint can be maintained and will support operations at the GMC until at least 2020. The Company also believes, based on its meetings and other communication with CONAGUA, that it will be able to obtain all the above noted permits if and as required, with no suspension of the GMC operations. While the Company is confident that it will obtain the tailings permits, there is no guarantee that it will complete the review process with CONAGUA without any actions that may suspend its operations. Nor is there any guarantee that the terms of such permits will be favourable to the Company. The failure to obtain a required permit could impact the Company’s ability to continue operating at the GMC.

Since the February 2016 meeting with CONAGUA, the Company has also discovered through its own undertaking that some additional CONAGUA permits may be needed in connection with water discharge and use at the GMC TSF and at San Ignacio. The Company is assessing whether it requires an additional water use permit. The Company believes that it will be able to mitigate the need for any necessary water discharge and use permits without any impact to its operations, but cannot guarantee that there is no risk in this regard.

Topia Mine

	Q1 2017		Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
Tonnes milled	200		11,351	13,680	15,771	15,034	15,223	16,594	16,345
Custom milling (tonnes)	-		1,202	1,197	1,199	1,527	1,583	1,346	1,560
Total tonnes milled	200		12,553	14,877	16,970	16,561	16,806	17,940	17,905
Production
Silver (ounces)	1,440		113,156	126,892	169,783	164,199	158,534	173,834	166,258
Gold (ounces)	1		136	117	192	167	140	170	149
Lead (tonnes)	3		213	248	290	282	278	341	300
Zinc (tonnes)	6		315	324	433	424	425	493	491
Ag eq oz	2,814		181,421	198,624	263,568	254,273	250,657	283,177	269,514
Sales
Payable silver ounces	867		128,481	106,460	151,282	146,334	152,509	157,927	146,942
Ag eq oz sold	424		198,484	156,239	220,667	212,776	226,639	241,271	224,418
Average ore grade
Silver (g/t)	255		349	322	367	373	357	359	350
Gold (g/t)	0.28		0.63	0.49	0.59	0.55	0.48	0.54	0.48
Lead (%)	1.60		2.03	1.92	1.93	1.97	1.94	2.16	1.95
Zinc (%)	3.40		2.97	2.46	2.87	2.96	2.92	3.13	3.17
Metal recoveries
Silver	87.6%		88.8%	89.7%	91.3%	91.0%	90.7%	90.8%	90.5%
Gold	65.7%		59.4%	54.3%	64.0%	62.9%	60.4%	59.6%	59.2%
Lead	88.7%		92.5%	94.6%	95.2%	95.0%	94.4%	94.9%	94.3%
Zinc	92.7%		93.4%	96.0%	95.7%	95.1%	95.6%	94.9%	94.6%
Cost metrics[1]
Cost per tonne milled	nm	[1]	$146	$144	$136	$148	$135	$140	$144
Cash cost	nm	[1]	$10.19	$13.25	$10.35	$12.32	$11.82	$11.50	$12.14
Cash cost per Ag eq oz	nm	[1]	$13.83	$15.27	$12.59	$13.27	$12.73	$12.62	$13.94
AISC	nm	[1]	$18.56	$19.52	$11.49	$13.34	$12.67	$12.25	$13.77
AISC per Ag eq oz	nm	[1]	$19.25	$19.54	$13.38	$13.97	$13.31	$13.12	$15.00

1 Milling operations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental and related to the testing of plant upgrades. As a result, the Company considers its usual non-IFRS disclosures for the Topia Mine, such as cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz, to be not meaningful (“nm”).

GREAT PANTHER SILVER LIMITED	Page 12
Management’s Discussion & Analysis

Milling operations at Topia were suspended for most of the first quarter of 2017. The minor amount of tonnes milled, utilizing lower-grade ore, and the Ag eq oz produced, during the first quarter of 2017 were incidental and related to the Company’s test work of plant upgrades. Mining operations continued through-out the first quarter of 2017, with ore stockpiled for processing during the balance of the year.

As milling operations were suspended for the duration of the first quarter of 2017, the non-IFRS cost metrics for the Topia Mine, such as cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz, are considered not meaningful and, therefore, have not been presented or discussed herein.

Topia Development

For the quarter ended March 31, 2017, underground development totaled 1,272 metres, compared to 1,612 metres in the first quarter of 2016 and 1,833 metres in the fourth quarter of 2016, the majority of which was carried out at the Argentina, 15-22, Durangueno and San Miguel mines.

GREAT PANTHER SILVER LIMITED	Page 13
Management’s Discussion & Analysis

Surface drilling at Topia commenced in February with 1,318 metres drilled during the first quarter, testing the strike extension of the more productive veins. In addition, underground drilling of 183 metres was focused on improving resource definition in the Argentina mine.

The Topia Project continued through the first quarter of 2017. Much of the plant upgrades and installation of the tailings handling equipment was completed, under budgeted cost. Meanwhile, efforts at the Phase I TSF were focused on dewatering and berm construction, allowing the Topia Mine to resume milling operations in April 2017, as part of recommissioning the rehabilitated plant.

The Company was expecting confirmation from SEMARNAT (the Mexican environmental permitting agency) of a permit for the Phase II TSF by the end of April 2017. The Company was not able to complete one requirement sought by SEMARNAT as a condition for the permit. SEMARNAT has not yet formally denied the permit and the Company is working with the authorities and stakeholders to complete the permitting process, however, the failure to meet the condition may lead to SEMARNAT denying the permit. In the meantime, the commissioning of the upgraded processing plant is continuing with the use of the Phase I TSF while the Company attempts to resolve the Phase II permitting situation. While the Company may be able to obtain the necessary permit without material disruption to the operations, it advises that there is a significant risk that it will be unable to meet the condition imposed by SEMARNAT or find satisfactory alternatives. The Company advises that it can only continue the use of the Phase I TSF for a limited period of time which is estimated as several weeks. Delay of the grant of the permit beyond this time frame may lead to a shutdown of processing operations at Topia and may affect the Company’s 2017 production guidance. Denial of the permit would likely result in the shutdown of operations at Topia and likely result in a significant reduction of the Company’s production guidance for 2017.

Reviews by the regulatory authorities dating back to 2015, coupled with the permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by PROFEPA (the Mexican environmental compliance authority) of all the Topia operations’ permitting status and environmental compliance, including the historical tailings dating back to the period prior to Great Panther’s ownership. Devised as a cooperative management strategy, the Topia Mine has been accepted into a voluntary environmental audit program supported by PROFEPA. The audit is expected to commence in May 2017 and work on any mitigation measures that may arise from the audit may extend beyond 2017. The Company anticipates that it will be able to address any potential gaps in existing compliance through a mitigation plan, however, the Company cannot provide complete assurance that the PROFEPA review will not lead to a future suspension of operations. If the environmental or technical reviews identify any non-compliance of the existing facility, there is no assurance that Mexican regulatory authorities will agree to any mitigation plan proposed by the Company.

SUMMARY OF SELECTED QUARTERLY INFORMATION

The table below sets out selected quarterly financial results which have been prepared in accordance with IFRS, except for mine operating earnings before non-cash items and adjusted EBITDA, which are non-IFRS measures. The following paragraphs describe the trends in results over the quarters presented and the factors that have contributed to these trends.

(000’s, unless otherwise noted)	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
Revenue	$12,371	$12,515	$15,631	$19,596	$14,139	$13,142	$12,863	$14,698
Production costs	6,926	8,039	8,400	9,509	8,204	9,382	8,447	9,554
Mine operating earnings before non-cash items[1]	5,445	4,476	7,231	10,087	5,935	3,760	4,416	5,144
Amortization and share-based compensation	783	2,065	1,159	1,256	1,225	1,289	4,200	3,866
Mine operating earnings	4,662	2,411	6,072	8,831	4,710	2,471	216	1,278
Net income (loss) for the period	3,040	(1,498)	2,130	(1,332)	(3,418)	(3,725)	(2,565)	(3,617)
Basic and diluted earnings (loss) per share	0.02	(0.01)	0.01	(0.01)	(0.02)	(0.03)	(0.02)	(0.03)
Adjusted EBITDA[1]	2,134	1,376	4,738	7,545	2,860	(428)	1,595	3,222

1 The Company has included non-IFRS performance measures such as mine operating earnings before non-cash items and adjusted EBITDA, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED	Page 14
Management’s Discussion & Analysis

Revenue varies based on the quantity of metal produced and sold, metal prices, terms of sales agreements and, for periods prior to the third quarter of 2016, foreign exchange rates. The climate in Mexico allows mining and exploration activities to be conducted throughout the year, therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.

Since the fourth quarter of 2014, the Company gradually increased its production to greater than one million Ag eq oz per quarter and sustained this level from the second quarter of 2015 until the second quarter of 2016. The increase to this level of production was primarily due to the ramp-up of the San Ignacio Mine since the start of commercial production in June 2014. In addition, an increase in average ore grades (up to and including the first quarter of 2016) at all operations had contributed to the increase in production and lowering of unit costs. Since the second quarter of 2016, the Company’s production results were affected by three separate temporary suspensions in operations at the Topia Mine and the Company also experienced some declines in average ore grades. The details of tonnes milled, average ore grade and metal recoveries are discussed in the Mining Operations section.

Revenue showed quarter-over-quarter increases in the first and second quarters of 2016 because of increases in metal production and rising metal prices. Since the third quarter of 2016, declines in production noted above led to declines in revenue quarter-over-quarter.

The relationship between the MXN (in which the bulk of the Company’s production costs and EE&D expenses are denominated) and the USD (in which the Company’s results are reported) has a significant impact on production costs, and therefore cost of sales, mine operating earnings and net income (loss). Furthermore, the relationship between the Canadian dollar (“CAD”) and the USD (in which the results are reported) also has an impact on net income as the majority of the Company’s G&A expenses are denominated in CAD.

Foreign exchange gains and losses arise from the translation of foreign-denominated transactions and balances into the relevant functional currencies of the Company and its subsidiaries. The Company funds its Mexican subsidiaries through USD and CAD loans, and a significant portion of the Company’s working capital is denominated in USD. Prior to the third quarter of 2016, fluctuations between the USD, MXN and the CAD caused significant non-cash, unrealized foreign exchange gains and losses associated with the revaluation of foreign currency working capital and intercompany loan balances of Great Panther and its Mexican subsidiaries. These unrealized gains and losses were recognized in the consolidated net income of the Company.

During the third quarter of 2016, the functional currencies of the Company’s parent company and subsidiaries were reassessed as a result of a change in underlying transactions, events and conditions, including the recent USD financings undertaken by the Company. The USD was determined to be the functional currency of the primary economic environment in which the Canadian parent company and most its subsidiaries operate. As a result of this change, the foreign exchange gains and losses reported since the third quarter of 2016 were much lower than those recognized in prior periods. Foreign exchange gains recognized during the first quarter of 2017 primarily related to the revaluation of foreign currency working capital balances, including foreign currency forward contracts.

The following graph illustrates the fluctuations in these foreign exchange rates.

GREAT PANTHER SILVER LIMITED	Page 15
Management’s Discussion & Analysis

EE&D expenses may vary significantly from quarter to quarter. The majority of these expenses are variable in nature, and fluctuate as a function of the Company’s planned activities. During the first and second quarters of 2015, the Company negotiated and concluded two separate transactions whereby it obtained options to earn interests in the Guadalupe de los Reyes Project (the “GDLR Project”) in Sinaloa, Mexico, and in the CMC. Following this, Great Panther commenced extensive exploration and evaluation work on each of these properties, and recorded the associated costs as EE&D expenses within the Company’s consolidated net income (loss). Effective the fourth quarter of 2015, the Company recorded an impairment charge of $2.3 million as it determined that the GDLR Project did not warrant further exploration and terminated its option agreement on February 24, 2016. During the second quarter of 2016, the Company terminated its option agreement to purchase the CMC and recorded an impairment charge of $1.7 million. Notwithstanding, the Company continued with its evaluation of the CMC and announced an agreement in December 2016 to acquire the CMC. As part of the Company’s ongoing evaluation of the CMC, and preparation for closing of the announced acquisition, the Company has incurred EE&D expenses of $0.8 million since June 2016.

Other factors that also had a material impact on the Company’s net income over the previous eight quarters include:

•	Beginning in the fourth quarter of 2015, there was a significant decrease in amortization as the previously-defined Measured & Indicated Resource for the Guanajuato Mine was fully depleted during the third quarter of 2015 and the Company ceased capitalization of further development and commenced expensing these costs from that point forward.

•	During the fourth quarter of 2016, the Company wrote down the remaining carrying value of the Phase I TSF at Topia.

GREAT PANTHER SILVER LIMITED	Page 16
Management’s Discussion & Analysis

RESULTS OF OPERATIONS

	Q1 2017				Q1 2016
Sales quantities	GMC	Topia	Total		GMC	Topia	Total	Change
Silver (ounces)	344,128	867	344,995		331,764	146,334	478,098	-28%
Gold (ounces)	4,806	(8)	4,798		4,308	104	4,412	9%
Lead (tonnes)	-	2	2		-	241	241	-99%
Zinc (tonnes)	-	(1)	(1)		-	289	289	-100%
Silver equivalent ounces	680,560	424	680,984		633,537	212,776	846,313	-20%
Revenue (000s)
Silver revenue	$6,635	$33	$6,668		$5,481	$2,261	$7,742	-14%
Gold revenue	6,233	(9)	6,224		5,852	130	5,982	4%
Lead revenue	-	26	26		-	391	391	-93%
Zinc revenue	-	11	11		-	499	499	-98%
Ore processing revenue and other	-	-	-		-	127	127	-100%
Smelting and refining charges	(546)	(12)	(558)		(642)	(580)	(1,222)	-54%
Impact of change in functional currency[1]	-	-	-		517	103	620	-100%
Total revenue	$12,322	$49	$12,371		$11,208	$2,931	$14,139	-13%
Average realized metal prices and FX rates
Silver (per ounce)			$19.33				$16.19	19%
Gold (per ounce)			$1,297				$1,356	-4%
Lead (per pound)			nm	[2]			$0.74	nm [2]
Zinc (per pound)			nm	[2]			$0.78	nm [2]
USD/CAD			0.755				0.728	4%
USD/MXN			0.049				0.054	-9%

Revenue decreased by 13% in the first quarter of 2017, relative to the first quarter of 2016. This was primarily attributable to the 20% decrease in metal sales volumes which resulted from the reduction in metal production. The decrease in sales volume had the effect of reducing revenue by $2.5 million, compared to the first quarter of 2016. In addition, revenue in the first quarter of 2016 included a $0.6 million effect of favourable foreign exchange rates which did not recur following the change in functional currency to US dollars on July 1, 2016. These negative factors were partly offset by a $0.8 million positive impact of higher realized precious metal prices, as shown in the table above. In addition, smelting and refining charges, which are netted against revenue, were $0.6 million lower compared to the same quarter in the prior year.

Compared to the fourth quarter of 2016, revenue decreased 1%. Metal sales volumes decreased by 23% and had a negative $3.4 million impact on revenue, and this was largely offset by an increase in realized precious metal prices which contributed to a $2.6 million positive impact on revenue relative to the fourth quarter of 2016. In addition, smelting and refining charges were $0.8 million lower compared to the fourth quarter of 2016. The lower metal sales volume was predominantly due to the halt in milling operations at Topia.

1 The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

2 The Company did not deliver any Topia concentrates to its customers during the first quarter of 2017. Any sales quantities or revenue for Topia during the first quarter of 2017 represent assay/weight and/or provisional pricing adjustments for concentrate shipments delivered during 2016. As such, the Company considers realized metal prices of lead and zinc during the first quarter of 2017 to be not meaningful (“nm”).

GREAT PANTHER SILVER LIMITED	Page 17
Management’s Discussion & Analysis

(000s)	Q1 2017	Q1 2016	Change		Q4 2016	Change
Revenue	$12,371	$14,139	$(1,768)	-13%	$12,515	$(144)	-1%
Cost of sales:
Production costs	6,926	8,204	(1,278)	-16%	8,039	(1,113)	-14%
Amortization and depletion	690	1,187	(497)	-42%	1,987	(1,297)	-65%
Share-based compensation	93	38	55	145%	78	15	19%
Total cost of sales	7,709	9,429	(1,720)	-18%	$10,104	(2,395)	-24%
Mine operating earnings	4,662	4,710	(48)	-1%	$2,411	2,251	93%
Mine operating earnings (% of revenue)	38%	33%			19%
Add:
Amortization and depletion	690	1,187	(497)	-42%	1,987	(1,297)	-65%
Share-based compensation	93	38	55	145%	78	15	19%
Mine operating earnings before non-cash items[1]	$5,445	$5,935	$(490)	-8%	$4,476	$969	22%
Mine operating earnings (% of revenue)	44%	42%			36%

Production costs for the first quarter of 2017 decreased 16% compared to the first quarter of 2016. The decline in production costs was predominantly attributable to the 20% reduction in metal sales volumes, which had an impact of $1.6 million. This factor was offset by the increase in unit production costs as reflected in the 5% increase in cash cost per Ag eq oz sold during the first quarter of 2017. (Refer to the Mining Operations section for a discussion of changes in unit cost metrics.)

Compared to the fourth quarter of 2016, production costs decreased 14%. The decrease was attributable to the 23% reduction in metal sales volumes, which had an impact of $1.8 million. This factor was offset by the increase in unit production costs as reflected in the 5% increase in cash cost per Ag eq oz sold, relative to the fourth quarter of 2016. (Refer to the Mining Operations section for a discussion of changes in unit cost metrics.)

Mine operating earnings before non-cash items decreased by $0.5 million relative to the first quarter of 2016 due to the $1.8 million decrease in revenue which exceeded the impact of the $1.3 million decrease in production costs associated with lower volumes. Relative to the fourth quarter of 2016, mine operating earnings before non-cash items were $1.0 million higher due primarily to the increase in realized metal prices.

Amortization and depletion decreased compared to the first quarter of 2016 as the Phase I TSF at Topia was depreciated by the end of the fourth quarter of 2016. Amortization and depletion decreased compared to the fourth quarter of 2016 for the same reason.

(000’s)	Q1 2017	Q1 2016	Change		Q4 2016	Change
G&A expenses	$1,602	$1,482	$120	8%	$1,662	$(60)	-4%
EE&D expenses	$1,956	$1,877	$79	4%	$1,286	$670	52%
Finance and other income (expense)	$1,996	$(4,686)	$6,682	-143%	$(695)	$2,691	-387%
Income tax expense	$60	$83	$(23)	-28%	$267	$(207)	-78%
Net income (loss) for the period	$3,040	$(3,418)	$6,458	189%	$(1,498)	$4,538	303%

G&A expenses for the first quarter of 2017 increased 8% compared to the same period in 2016, primarily due to higher filing fees and professional fees. Compared to the fourth quarter of 2016, G&A expenses decreased 4% as non-recurring costs were incurred during the fourth quarter of 2016 to change to USD reporting, including costs associated with changes to the Company’s ERP system at head office and in Mexico.

1 The Company has included non-IFRS performance measures such as mine operating earnings before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED	Page 18
Management’s Discussion & Analysis

EE&D expenses increased by $0.1 million primarily due to an increase in exploration drilling at San Ignacio and an increase in costs associated with corporate development activities compared to the same period in 2016. These factors were partially offset by a reduction in spending at the CMC during the first quarter of 2017. EE&D expenses increased by $0.7 million compared to the fourth quarter of 2016, due to an increase in legal costs associated with corporate development activities in the first quarter of 2017. Also, EE&D expenses in the fourth quarter of 2016 were particularly low due to a $0.3 million reduction in the reclamation provisions.

Finance and other income amounted to $2.0 million, compared to finance and other expense of $4.7 million in the first quarter of 2016. The change was primarily attributable to foreign exchange gains and losses, as the Company recorded a foreign exchange gain of $1.8 million during the first quarter of 2017, compared to a $4.7 million foreign exchange loss in the first quarter of 2016. During the fourth quarter of 2016, the Company recognized a $0.7 million foreign exchange loss.

The Company may be subject to significant non-cash, unrealized foreign exchange gains and losses associated with the revaluation of working capital in the books of the Company and its Mexican subsidiaries. Please refer to the Summary of Selected Quarterly Information section of this MD&A for a description of the nature of these net foreign exchange gains and losses.

The net income tax expense for the first quarter of 2017 was predominantly attributable to an accrual for Mexican withholding taxes.

Net income for the first quarter of 2017 amounted to $3.0 million, compared to a net loss of $3.4 million for the first quarter of 2016. The improvement in net income was primarily due to the $6.7 million net increase in finance and other income, partly offset by a $0.1 million increase in G&A expenses and a $0.1 million increase in EE&D expenses.

Net income for the first quarter of 2017 compares to a net loss of $1.5 million for the fourth quarter of 2016. The change was primarily due to a $2.7 million increase in finance and other income, the $2.3 million improvement in mine operating earnings, and a $0.2 million decrease in net income tax expense. These factors were partly offset by a $0.7 million increase in EE&D expenses.

Adjusted EBITDA decreased by $0.7 million in the first quarter of 2017, compared to the same period in 2016. The decrease reflects the $0.5 million decrease in mine operating earnings before non-cash items, a $0.1 million increase in G&A expenses before non-cash items, as well as a $0.1 million increase in EE&D expenses.

Adjusted EBITDA improved by $0.8 million compared to the fourth quarter of 2016, primarily due to the $1.0 million increase in mine operating earnings before non-cash items and the $0.1 million decrease in G&A expenses before non-cash items. These factors were partly offset by a $0.3 million increase in EE&D expenses.

GREAT PANTHER SILVER LIMITED	Page 19
Management’s Discussion & Analysis

OUTLOOK

The Company’s production and cost guidance for the year ending December 31, 2017 remains unchanged:

Production and cash cost guidance	Q1 2017 Actual	FY 2017 Guidance	FY 2016 Actual
Total silver equivalent ounces[1]	730,186	4,000,000 – 4,100,000	3,884,960
Total payable silver ounces	344,995	1,950,000 – 2,000,000	2,010,252
Cash cost (USD)[1]	$3.54	$5.00 – $ 6.00	$3.65
AISC (USD)[2]	$19.55	$14.00 – $ 16.00	$10.99

For the remainder of 2017, the Company expects cash cost to increase slightly due to the resumption of milling operations at Topia which has historically operated at a higher cash cost than the GMC. AISC for the first quarter of 2017 was higher than the annual 2017 guidance and prior year due to capital expenditures associated with the Topia Project. AISC is expected to decrease in the following quarters as the Topia Project was largely completed in the first quarter.

There is a risk that production guidance will be affected if the Company is unable to obtain a permit for the Topia Phase II TSF on a timely basis or at all (see discussion in Topia Development section). In the event there is a significant change to the Company’s production guidance expectations, the Company will provide an update to the market as soon as possible.

Capex and EE&D expense guidance (in millions)	Q1 2017 Actual	FY 2017 Guidance	FY 2016 Actual
Capital expenditures	$2.2	$6.3 – 7.3	$4.8
EE&D – operating mines	$1.1	$3.5 – 4.5	$3.0

Completion of the acquisition of the CMC in Peru is expected to take place before the end of the second quarter 2017. Once the transaction is completed, the Company's plans include further evaluations of the current mine and processing infrastructure, approximately 7,800 metres of underground drilling, environmental studies and initiation of a preliminary feasibility study (“PFS”). Depending upon the outcome of the PFS, development in support of operations could commence in 2018. A resource update is underway and is now expected to be completed in the third quarter.

In addition to finalizing the acquisition of the CMC in Peru, the Company continues to seek and evaluate additional acquisition opportunities to meet the Company's growth objectives.

1 For 2017 guidance, Ag eq oz have been established using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the USD price of silver ounces to the USD price for lead and zinc pounds, respectively. For 2016, Ag eq oz were calculated using a 70:1 Ag:Au ratio, and a ratio of 1:0.0504 for the USD price of silver ounces to the USD price for both lead and zinc pounds.

2 Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED	Page 20
Management’s Discussion & Analysis

LIQUIDITY AND CAPITAL RESOURCES

Net working capital

(000’s)	March 31, 2017	December 31, 2016	Change
Cash and cash equivalents	$30,076	$41,642	$(11,566)
Short-term deposits	$23,082	$15,020	$8,062
Net working capital	$69,281	$66,560	$2,721

Cash and cash equivalents decreased by $11.6 million in the first three months of 2017 primarily as cash of $8.1 million was invested in short-term deposits. In addition, there was a $3.4 million increase in non-cash net working capital and $1.8 million invested in mineral properties, plant and equipment. These cash outflows were partly offset by cash inflows from operating activities before changes in non-cash working capital of $0.9 million and the proceeds from the exercise of stock options of $0.8 million.

Net working capital increased by $2.7 million in the first three months of 2017 due to a $1.7 million gain in value on MXN forward purchase contracts, operating cash flows from operating activities before changes in non-cash working capital of $0.9 million, and the proceeds from the exercise of stock options of $0.8 million. The balance of the net increase in working capital was largely attributable to timing of payments.

Operating activities

For the first quarter of 2017, cash flows provided by operating activities amounted to a negative $2.5 million, compared to $0.3 million for the first quarter of 2016. The $2.8 million decrease was largely due to a $1.4 million increase in income taxes paid, a $0.6 million increase in non-cash net working capital, a $0.5 million decrease in mine operating earnings before non-cash items, a $0.1 million increase in G&A expenses before non-cash items, a $0.1 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions) and a $0.1 million fluctuation in net realized foreign exchange gains and losses.

Investing activities

For the first quarter of 2017, the Company invested $8.1 million in short-term deposits and $1.8 million in mineral property, plant and equipment, compared to $0.4 million invested in mineral properties, plant and equipment during the comparative period in 2016. The increase in investment in mineral property, plant and equipment was primarily due to the capital costs incurred in connection with the Topia Project.

Financing activities

Cash flows provided by financing activities amounted to $0.8 million during the first quarter of 2017 compared to $0.5 million in the corresponding period in 2016. These cash inflows were proceeds received from the exercise of stock options during the period.

Trends in liquidity and capital resources

The Company anticipates that cash flows generated from mining activities, along with its current cash and other net working capital, will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth and to fund investment and exploration, evaluation, and development activities for the foreseeable future. However, this is highly dependent on metal prices and the ability of the Company to maintain cost and grade controls at its operations, and subject to changes in the Company’s growth plans and strategy, including plans for the CMC which are in the initial stages. The announced acquisition remains subject to closing at this time. The Company has stated its objective to grow by acquisition and opportunities to make such acquisitions may require additional capital.

GREAT PANTHER SILVER LIMITED	Page 21
Management’s Discussion & Analysis

The Company’s operating cash flows are very sensitive to the prices of silver and gold, foreign exchange rate fluctuations, as well as ore grade fluctuations, and any cash-flow outlook provided may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash-flow expectations. An increase in average silver and gold prices from current levels may result in an increase in planned expenditures in 2017 and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

The Company has no debt, other than trade and other payables. The Company has a $10.0 million credit facility from Auramet International LLC (“Auramet”). The facility expires on June 30, 2017 and bears interest at a rate of LIBOR plus 5%. The Company has not drawn down any amounts on this credit facility. In addition, Auramet also provided the Company with a $0.5 million margin credit facility to support entering any derivative instruments associated with sales of metals marketed to parties other than Auramet. Such arrangements would entail pricing of the Company’s produced metals in advance of customary periods of pricing and settlement which are typically two to three months from the date of production. The Company does not enter any long-term hedging arrangement in respect of its silver and gold production.

Contractual Obligations

(000’s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,340	$238	$461	$452	$189
Drilling services	525	525	-	-	-
Equipment purchases	418	418	-	-	-
Consulting	5	5	-	-	-
Reclamation and remediation (undiscounted)	5,298	-	725	703	3,870
Total	$7,586	$1,186	$1,186	$1,155	$4,059

Off-Balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

During the first quarter of 2017, the Company’s key management included the Company’s Directors, the President and CEO, the COO, the CFO, and one Vice President (2016 - two Vice Presidents). The compensation paid or payable to key management for the quarter ended March 31, 2017 was $0.8 million (2016 - $1.3 million). The Company is committed to making severance payments amounting to approximately $1.9 million to certain officers and management in the event that there is a change in control of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

GREAT PANTHER SILVER LIMITED	Page 22
Management’s Discussion & Analysis

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2016 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING POLICIES

The Company has not adopted any new accounting standards for the year ended December 31, 2017 that has had a material impact on the Company’s financial results. See note 3(s) of the 2016 annual audited financial statements, as well as note 2(b) of the condensed interim consolidated financial statements for the three months ended March 31, 2017, for a detailed discussion of the accounting standards anticipated to be effective January 1, 2018 or later.

FINANCIAL INSTRUMENTS

(000’s)	Fair value (1)	Basis of measurement	Associated risks
Cash and cash equivalents	$30,076	Amortized cost	Credit, currency, interest rate
Short-term deposits	$23,082	Amortized cost	Credit, interest rate
Marketable securities	$6	Fair value through other comprehensive income	Exchange
Trade receivables	$6,019	Fair value through profit and loss	Credit, commodity price
Other receivables	$5,034	Amortized cost	Credit, currency
Derivative instruments	$1,213	Fair value through profit and loss	Credit, currency, interest rate
Trade and other payables	$(4,721)	Amortized cost	Currency, liquidity

(1) As at March 31, 2017

The Company is exposed in varying degrees to a few risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The types of risk exposure and the way in which such exposures are managed by the Company are provided in note 16 of the annual audited consolidated financial statements for the year ended December 31, 2016.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 167,885,538 common shares issued, 9,343,750 warrants and 8,069,314 options outstanding.

GREAT PANTHER SILVER LIMITED	Page 23
Management’s Discussion & Analysis

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz and mine operating earnings before non-cash items, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA and adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes.

Adjusted EBITDA is also a non-IFRS measure in which EBITDA is adjusted to exclude share-based compensation expense, foreign exchange gains or losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized gains or losses. Under IFRS, entities must reflect in compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

(000’s)	Q1 2017	Q1 2016	Q4 2016
Income (loss) for the period	$3,040	$(3,418)	$(1,498)
Income tax expense	60	83	267
Interest income	(213)	(23)	(107)
Interest expense	38	20	25
Amortization and depletion of mineral properties, plant and equipment	707	1,240	2,005
EBITDA	3,632	(2,098)	692
Foreign exchange loss (gain)	(1,814)	4,707	730
Share-based compensation	292	217	233
Changes in reclamation estimates recorded in EE&D	24	34	(279)
Adjusted EBITDA	$2,134	$2,860	$1,376

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items is a non-IFRS measure that provides a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses and EE&D expenses. A reconciliation of mine operating earnings is provided in the Results of Operations section.

Cost per tonne milled

The Company uses the non-IFRS measure of cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on the total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

GREAT PANTHER SILVER LIMITED	Page 24
Management’s Discussion & Analysis

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of results of operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between cost per tonne milled and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below.

(000s, unless otherwise noted)	GMC		Topia			Consolidated
	Q1 2017	Q1 2016	Q1 2017		Q1 2016	Q1 2017	Q1 2016
Production costs (sales basis)	$6,540	$5,719	$386		$2,485	$6,926	$8,204
Change in concentrate inventory	650	728	20		92	670	820
Selling costs	(307)	-	(20)		-	(327)	-
Impact of change in functional currency[1]	-	(319)	-		(122)	-	(441)
Production costs (production basis)	$6,883	$6,128	$386		$2,455	$7,269	$8,583
Tonnes milled, including custom milling	82,456	73,649	200		16,561	82,656	90,210
Cost per tonne milled	$83	$83	nm	[2]	$148	$88	$95

Cash cost

The Company uses the non-IFRS measure of cash cost to manage and evaluate operating performance at each of its mines. It is a widely-reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. The Company believes these measures provide investors and analysts with useful information about its underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, and other metal production is associated with the silver production process. Accordingly, gold, zinc and lead produced from operations are considered by-products. As a result, the Company’s non-IFRS cost performance measures are disclosed on a per payable silver ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales that are associated with the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below. A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

1 The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

2 Milling operations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental to the testing of plant upgrades. As a result, the Company considers its usual non-IFRS disclosures for the Topia Mine, such as cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz, to be not meaningful (“nm”).

GREAT PANTHER SILVER LIMITED	Page 25
Management’s Discussion & Analysis

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q1 2017	Q1 2016	Q1 2017	Q1 2016	Q1 2017	Q1 2016
Production costs	$6,540	$5,719	$386	$2,485	$6,926	$8,204
Smelting and refining charges	546	642	12	580	558	1,222
Revenue from custom milling	-	-	-	(127)	-	(127)
Cash operating costs	$7,086	$6,361	$398	$2,938	7,484	$9,299
Gross by-product revenue
Gold by-product revenue	(6,233)	(5,852)	9	(131)	(6,224)	(5,983)
Lead by-product revenue	-	-	(26)	(391)	(26)	(391)
Zinc by-product revenue	-	-	(11)	(499)	(11)	(499)
	$853	$509	$370	$1,917	$1,223	$2,426
Impact of change in functional currency[1]	-	(305)	-	(114)	-	(419)
Cash operating costs, net of by-product revenue	$853	$204	$370	$1,803	$1,223	$2,007
Payable silver ounces sold	344,128	331,764	867	146,334	344,995	478,098
Cash cost	$2.48	$0.61	nm [2]	$12.32	$3.54	$4.20

Cash cost per Ag eq oz

Cash cost per Ag eq oz is calculated based on the total cash operating costs divided by silver equivalent ounces sold. The cash cost per Ag eq oz calculation does not deduct revenues attributable to sales of by-product metals from the costs associated with metal production process, thereby allowing the Company’s management and other stakeholders to assess the total costs associated with all metal production. Management believes this non-IFRS measure provides investors and analysts with useful information about its underlying cash cost of operations as it is not influenced by fluctuations in metal prices.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per Ag eq oz and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below.

(000’s, unless otherwise noted)	GMC		Topia			Consolidated
	Q1 2017	Q1 2016	Q1 2017		Q1 2016	Q1 2017	Q1 2016
Production costs	$6,540	$5,719	$386		$2,485	$6,926	$8,204
Smelting and refining charges	546	642	12		580	558	1,222
Revenue from custom milling	-	-	-		(127)	-	(127)
	$7,086	$6,361	$398		$2,938	$7,484	$9,299
Impact of change in functional currency[1]	-	(305)	-		(114)	-	(419)
Cash operating costs	$7,086	$6,056	$398		$2,824	$7,484	$8,880
Silver equivalent ounces sold	680,560	633,537	424		212,776	680,984	846,313
Cash cost per Ag eq oz	$10.41	$9.56	nm	[2]	$13.27	$10.99	$10.49

1 The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

2 Milling operations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental to the testing of plant upgrades. As a result, the Company considers its usual non-IFRS disclosures for the Topia Mine, such as cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz, to be not meaningful (“nm”).

GREAT PANTHER SILVER LIMITED	Page 26
Management’s Discussion & Analysis

All-in sustaining cost (AISC)

AISC is a non-IFRS measure and has been calculated based on World Gold Council (“WGC”) guidance released in 2013. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of silver at its operations as the measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation (“SBC”), accretion of reclamation provision, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, future earning potential, or result in significant improvements in recovery or grade.

(000’s, unless otherwise noted)	GMC		Topia			Corporate		Consolidated
	Q1 2017	Q1 2016	Q1 2017		Q1 2016	Q1 2017	Q1 2016	Q1 2017	Q1 2016
Cash operating costs, net of by-product revenue[1]	$853	$204	$370		$1,803	$-	$-	$1,223	$2,007
G&A costs	-	-	-		-	1,394	1,270	1,394	1,270
Share-based compensation	-	-	-		-	292	217	292	217
Accretion	11	-	8		-	-	-	19	-
Sustaining EE&D costs	1,117	416	104		8	347	155	1,568	579
Sustaining capital expenditures	631	313	1,617		148	-	-	2,248	461
	$2,612	$933	$2,099		$1,959	$2,033	$1,642	$6,744	$4,534
Impact of change in functional currency[2]	-	(31)	-		(7)	-	(73)	-	(111)
All-in sustaining costs	$2,612	$902	$2,099		$1,952	$2,033	$1,569	$6,744	$4,423
Payable silver ounces sold	344,128	331,764	867		146,334	n/a	n/a	344,995	478,098
AISC	$7.59	$2.72	nm	[3]	$13.34	n/a	n/a	$19.55	$9.25

1 Cash operating costs, net of by-product revenue, are reconciled to the Company’s financial statements in the cash cost table.

2 The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

3 Milling operations at Topia were suspended for the duration of the first quarter of 2017. Tonnes milled and metal produced were incidental to the testing of plant upgrades. As a result, the Company considers its usual non-IFRS disclosures for the Topia Mine, such as cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC and ASIC per Ag eq oz, to be not meaningful (“nm”).

GREAT PANTHER SILVER LIMITED	Page 27
Management’s Discussion & Analysis

The above costs are included in the Company’s condensed interim consolidated financial statements as follows:

Item	Source
G&A costs	Consolidated statements of comprehensive income
Share-based compensation	Consolidated statements of comprehensive income
Accretion	Included in Finance and other income within the consolidated statements of comprehensive income
Sustaining EE&D costs	A subset of the total exploration, evaluation and development expenses within the consolidated statements of comprehensive income
Sustaining capital expenditures	Included within mineral properties, plant and equipment additions on the statement of financial position

Management believes that the AISC measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

In the above tables, any expenses incurred in respect of El Horcón, Santa Rosa, the GDLR Project and the CMC were considered non-sustaining.

AISC per Ag eq oz

AISC per Ag eq oz starts with operating cash cost and adds G&A expenditures inclusive of share-based compensation, accretion of reclamation provision, sustaining exploration, evaluation and development expenses, and sustaining capital expenditures. The Company believes that the disclosure of this measure provides a broader measure of the cost of all metal production at its operations, as measured by silver equivalent ounces, as the cost metric includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost per Ag eq oz.

(000’s, unless otherwise noted)	GMC		Topia			Corporate		Consolidated
	Q1 2017	Q1 2016	Q1 2017		Q1 2016	Q1 2017	Q1 2016	Q1 2017	Q1 2016
Cash operating costs[1]	$7,086	$6,361	$398		$2,938	$-	$-	$7,484	$9,299
G&A costs	-	-	-		-	1,394	1,270	1,394	1,270
Share-based compensation	-	-	-		-	292	217	292	217
Accretion	11	-	8		-	-	-	19	-
Sustaining EE&D costs	1,117	416	104		8	347	155	1,568	579
Sustaining capital expenditures	631	313	1,617		148	-	-	2,248	461
	$8,845	$7,090	$2,127		$3,094	$2,033	$1,642	$13,005	$11,826
Impact of change in functional currency[2]	-	(337)	-		(121)	-	(73)	-	(531)
All-in sustaining costs	$8,845	$6,753	$2,127		$2,973	$2,033	$1,569	$13,005	$11,295
Silver equivalent ounces sold	680,560	633,537	424		212,776	n/a	n/a	680,984	846,313
AISC per Ag eq oz	$13.00	$10.66	nm	[2]	$13.97	n/a	n/a	$19.10	$13.35

1 Cash operating costs are reconciled to the Company’s financial statements in the cash cost per Ag eq oz table.

2 The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED	Page 28
Management’s Discussion & Analysis

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended March 31, 2017, that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended March 31, 2017 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward-looking statements are:

•	Expectation that the acquisition of the CMC will close during the second quarter of 2017;
•	The compilation and submission of technical information by CONAGUA, and CONAGUA’s review of such information is expected to continue to extend into the third quarter of 2017;
•	Expectations that the current tailings footprint at the GMC can be maintained and will support operations at the GMC until at least 2020;

GREAT PANTHER SILVER LIMITED	Page 29
Management’s Discussion & Analysis

•	Expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in due course, with no suspension of the GMC operations;

•	Expectations that the use of the Topia Phase I TSF can continue for the next several weeks;

•	Expectations regarding the satisfaction of all contingent requirements for the grant by SEMARNAT of its Phase II TSF permit;

•	The voluntary environmental audit program undertaken by PROFEPA for the Topia Mine is expected to commence in May 2017 and work on any mitigation measures that may arise from the audit may extend beyond 2017;

•	Expectations that any potential gaps in existing compliance associated with the ongoing environmental review of Topia’s operations will be capable of being addressed though a mitigation plan;
•	Expectations of the Company’s silver equivalent ounce production for 2017;
•	Guidance for cash cost and AISC for 2017;
•	Guidance for capital expenditures and EE&D expenses for 2017 and beyond for each of the Company’s operating mines and projects;
•	The Company’s plans for the CMC once the acquisition is completed, including further evaluations of the current mine and processing infrastructure, approximately 7,800 metres of underground drilling, environmental studies and initiation of a PFS;
•	Expectations that development in support of operations at the CMC could commence in 2018;
•	Expectations to complete a resource update for the CMC in the third quarter;
•	Expectations that cash flows from operations along with current net working capital will be sufficient to fund capital investment and development programs for 2017 and the foreseeable future;
•	Expectations regarding access to additional capital to fund additional expansion or development plans, or to undertake an acquisition;
•	Expectations in respect of permitting and development activities; and
•	The Company’s objective to acquire additional mines or projects in the Americas.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected CAD, MXN and USD exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; that the Company will be able to satisfy, or obtain a waiver of, the remaining conditions to the grant of SEMARNAT approval for the use of the Phase II TSF at Topia; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

GREAT PANTHER SILVER LIMITED	Page 30
Management’s Discussion & Analysis

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; delays in obtaining necessary permits for extension of operations; inability to maintain or obtain permits for operations; inability to restart the Topia plant, whether as a result of an inability to obtain necessary consents or otherwise; inability to complete the CMC acquisition; deterioration of general economic conditions, and other risks described herein or in the Company’s most recent Form 40-F/AIF.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled Description of the Business – Risk Factors in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO US INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

GREAT PANTHER SILVER LIMITED	Page 31
Management’s Discussion & Analysis